January 5, 2007
Via Facsimile (202) 551-3565
Daniel Gordon
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Telvent GIT, S.A.
Form 20-F for the year ended December 31, 2005
Filed May 3, 2006
File No. 000-50991
Dear Mr. Gordon:
     This letter sets forth the responses of Telvent GIT, S.A. (the “Company”) to the comments of the Staff on the above-referenced periodic report, as set forth in your letter dated November 30, 2006 to Mr. Manuel Sánchez, Chief Executive Officer of the Company.
     For your convenience, we have included herein each of the Staff’s comments included in the November 30, 2006 letter.
Form 20-F for the year ended December 31, 2005
Item 8 — Financial Information
A. Consolidated Statements and Other Financial Information
Other Financial Information
Dividends, page 77
Comment 1:
     You disclose that under your financing agreements, your North American subsidiaries, through which you conduct your business in North America, are prohibited from paying dividends until their outstanding obligations under their financing agreements are paid in full. In

Mr. Daniel Gordon
January 5, 2007

light of these restrictions on the net assets of your North American subsidiaries, please clarify how you considered the guidance in Rule 4-08(e)(3) of Regulation S-X to determine whether Schedule I was required in this filing. We note that in your F-1/A filed October 21, 2004 and your 20-F for the year ended December 31, 2004, you included the separate condensed financial statements in Schedule I for Telvent GIT, S.A.
Response:
     In accordance with Rule 4-08(e)(3) of Regulation S-X, we analyzed whether we needed to present in a financial statement schedule (Schedule I) separate condensed parent company financial data within our Annual Report on Form 20-F for the year ended December 31, 2005 (as we had done in our Form 20-F for the prior year and in our registration statement on Form F-1/A).
     As a result of such test we determined that the restricted net assets of our consolidated North American subsidiaries did not exceed 25 percent of consolidated net assets as of the end of 2005, and therefore, that Schedule I was not required to be presented in our Annual Report on Form 20-F for the year ended December 31, 2005.
     The test was performed as follows, following guidance in SEC Staff Accounting Bulletin Topic 6K:

As of December 31, 2005
In thousands of Euros
Restricted net assets:
Telvent Canada consolidated shareholders’ equity	11,808
Mandatorily redeemable preferred shares	2,768
Goodwill arising in the purchase of Telvent Canada	13,421
Net intangible assets arising in the purchase of Telvent Canada	4,452
Total adjusted restricted net assets	32,449

Consolidated net assets (i.e. shareholder’s equity) of Telvent GIT	157,997

Percentage of restricted net assets over consolidated assets	20.5%
Item 18 — Financial Statements
Consolidated Statements of Operation, page F-5
Comment 2:
     In future filings please present interest income and interest expense separately, rather than netted, in accordance with Article 5-03 of Regulation S-X.

Mr. Daniel Gordon
January 5, 2007

Response:
     We will present interest income and interest expense separately in future filings in accordance with the Staff’s comment.
Consolidated Statements of Cash Flows, page F-6
Comment 3:
     We note that you have presented capital contributions related to Telvent Factory Holdings AG, an investment that you acquired from Abengoa in 2002 and sold to an indirect subsidiary of Abengoa in 2004, as a financing cash flow. Please tell us how you determined that it was appropriate to present this cash flow as a financing activity rather than an investing activity.
Response:
     As disclosed in our Annual Report on Form 20-F for the year ended December 31, 2004, we acquired Telvent Factory Holding in 2002 from Abengoa. In August 2004, as part of a reorganization, we sold all of our minority investments to an indirect subsidiary of Abengoa for € 7.886 million, so that we could focus on our core business activities. The carrying value of these holdings at the date of sale was € 4.262 million. The difference between the carrying value and the sale value, amounting to € 3.624 million, was not recorded as a gain in the income statement because it was sold to an entity under common control. Therefore, the gain on sale was recorded as a capital contribution and was recorded to retained earnings, because under Spanish law, the Company is not allowed to adjust additional paid-in capital unless the transaction relates to an issuance of capital.
     The proceeds from the sale of Telvent Factory Holding were recorded as an investing cash inflow for the year ended December 31, 2004, in accordance with SFAS No. 95, Statement of Cash Flows (paragraph 16B). When reviewing cash flows from financing activities for the year ended December 31, 2004 as a result of the Staff’s comment, we determined that the € 3.624 million gain on the sale of our investment in Telvent Factory Holding was incorrectly treated in the cash flow statement by being treated similarly to a gain on sale of fixed assets, which is normally deducted in operating cash flows to adjust non-cash items affecting net income. We also note that, as a result of the sale of our investment in Telvent Factory Holding, a change in our “due to related parties” balance sheet line item was not correctly reflected in financing cash flows. This is due to the fact that Telvent Factory Holding had, at the time of sale, receivable balances with Telvent GIT, S.A. and Telvent Energía y Medio Ambiente, S.A. (TEyMA), amounting to € 3.281 million, that prior to its sale had always been eliminated in consolidation, but which, after the sale, remained as balances in the “due to related parties” caption of the consolidated balance sheet (due from Telvent GIT and TEyMA to Telvent Factory Holding). Such change was incorrectly reflected as a cash flow movement, netting the amounts actually paid to related parties.

Mr. Daniel Gordon
January 5, 2007

     Therefore, “cash flows from financing activities” for the year ended December 31, 2004 should have been presented as follows:

	In thousands of Euros
	Per 20-F 2005	Revised	Difference
Cash Flows from financing activities:
Proceeds from long-term debt	1,982	1,982	—
Repayment of long-term debt	(11,371)	(11,371)	—
Repayment of short-term debt, net	(5,439)	(5,439)	—
Proceeds from issuance of common stock, net	60,518	60,518	—
Capital contributions related to Telvent Factory Holding CO	(3,624)	—	(3,624)
Due to related parties	(30,183)	(33,463)	3,281

Net cash provided by (used in) financing activities	11,883	12,227	(344)

     We do not consider the difference of € (344) thousand, which should also be adjusted within operating cash flows, to be material, and therefore propose to correct it in the cash flow statement for the year ended December 31, 2004 to be presented in our Annual Report on Form 20-F for the year ended December 31, 2006.
Comment 4:
     In future filings please reconcile net income, rather than net income before minority interest, to net cash provided by operating activities, as required by paragraph 28 of SFAS 95.
Response:
     We will reconcile net income in future filings in accordance with the Staff’s comment.
Note 18 — Commitments and Contingencies
Commitments, page F-27
Comment 5:
     You disclose on page F-20 that as part of the acquisition agreement, you would be obligated to purchase the remaining 30% of the shares of Miner & Miner for a purchase price determined by a financial performance formula if Miner & Miner’s financial performance for the period December 1, 2004 through December 31, 2005 met a minimum target level. We also note that you paid 5.7 million Euros for the remaining 30% of Miner & Miner on February 22, 2006. Furthermore, we note on page 68 that Jeff Meyers, president of Miner & Miner , continued as the president of Miner & Miner after the acquisition. We also note in your press release dated December 10, 2004 that Jeff Meyers and Jack Dangermond were the previous shareholders of Miner & Miner . Please tell us how you considered EITF 95-8 when

Mr. Daniel Gordon
January 5, 2007

determining how to record the amount paid to Jeff Meyers for the additional 30% of Miner & Miner . Please address any arrangements you had with Jeff Meyers regarding his continuing employment subsequent to your acquisition of 70% of Miner & Miner in December 2004 and the formula used to determine the payment amount.
Response:
     In EITF 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination, the Task Force reached a consensus that the determination of whether contingent consideration based on earnings or other performance measures should be accounted for as an adjustment of the purchase price of the acquired enterprise or as compensation for services, use of property, or profit sharing is a matter of judgment that depends on the relevant facts and circumstances. Based on the facts and circumstance presented below, which include, among other things, the fact that the payment of the contingent consideration was not linked to the employment contract term, we concluded that the amount paid to purchase the 30% minority interest in Miner & Miner should be recorded as additional purchase price, and not compensation expense.
     Miner & Miner Consulting Engineers, Incorporated (“Miner & Miner ”) was a private company owned by Charles W. Meyers, Jeffrey R. Meyers, Roger W. Meyers and Jack and Laura Dangermond. Under the Stock Purchase Agreement dated December 10, 2004 (the “SPA”), made among Telvent GIT, S.A. (“Buyer”) and Jeff Meyers, Charles Meyers, Roger Meyers, and Jack and Laura Dangermond (“Sellers”), Telvent agreed to purchase 70% of the shares of Miner & Miner for a fixed purchase price. With respect to the remaining 30% of the shares (the “Remaining Shares”), the SPA provided for a deferred, contingent and variable payment (the “Contingent Consideration”) based on an “earn-out” formula. The transaction was structured, at the request of the Meyers shareholders, so that Charles and Roger Meyers sold all of their shares at the original closing date (Closing Shares) and the Remaining Shares were held by Jeff Meyers and Jack and Laura Dangermond (the “Dangermonds”) as shown in the table below:

Mr. Daniel Gordon
January 5, 2007

	Total “Shares”		Shares transferred		"Remaining
	Issued &		on the first closing		Shares”
	Outstanding prior		("Closing Shares")
	to Sale
Name	No.	%	No.	%	No.	%
Jeff Meyers	4,399	43.33	2,368	23.32	2,031	20.0
Charles Meyers	2,335	23.00	2,335	23.00	0	0
Roger Meyers	1,418	13.97	1,418	13.97	0	0
Jack and Laura Dangermond	2,000	19.70	985	9.70	1,015	10.0
	10,152	100	7,106	70.00	3,046	30.0

     The contingent consideration formula was based on Miner & Miner meeting certain targets at the end of the period commencing from the closing to December 31, 2005 (the “Measurement Period”). The targets were based on net income before taxes (“NIBT”) and net income after taxes (“NIAT”) for the Measurement Period.
The targets were as follows:
- The “Base Target Margin” was NIBT equal to a specific amount agreed to in the SPA.
- The “Minimum Target Margin” was 80% of the Base Target Margin.
- The “High Target Margin” was NIAT equal to a specific amount agreed to in the SPA.
A summary of the earn-out formula is as follows:
1.	If Miner & Miner’s NIBT was less than the Minimum Target Margin, Telvent had the option but not the obligation to purchase the Remaining Shares for a minimum of U.S. $ 2,643,840.
2.	If Miner & Miner’s NIBT was equal to or greater than the Minimum Target Margin, Telvent had the obligation to purchase the Remaining Shares for a pro rata portion of U.S. $ 3,304,800. The pro rata payment was to be based on the ratio of the actual net income before income taxes over the Base Target Margin.
3.	If Miner & Miner’s NIAT was greater than the High Target Margin, Telvent had the obligation to purchase the Remaining Shares for a payment equal to the sum of: (a) the Pro Rata Payment calculated as described above; plus (b) an amount equal to 15 times the amount by which the actual NIAT exceeded the High Target Margin to a maximum of U.S. $ 6,811,500.

Mr. Daniel Gordon
January 5, 2007

     Based on the shareholdings of the remaining shareholders after the sale of the first 70% of Miner & Miner, the SPA stipulated that the Contingent Consideration would be paid in accordance with the following percentages until the Dangermonds received an aggregate of U.S.$ 1,085,076:

The Dangermonds	34.95%
Jeffrey R. Meyers	65.05%
TOTAL	100.00%
     After the Dangermonds received an aggregate of U.S.$ 1,085,076, Jeff Meyers would receive 100% of the remaining Contingent Payment. As a result, upon closing of the Measurement Period, and considering that Miner & Miner met the High Target Margin established, the Contingent Consideration was paid as follows:

The Dangermonds	U.S.$ 1,085,076
Jeffrey R. Meyers	U.S.$ 5,726,424
TOTAL	U.S.$ 6,811,500
     We are not aware of any distribution that may have been made among the Meyers’ family shareholder group with respect to the payment above.
     In deciding whether the consideration paid to purchase the remaining 30% of Miner & Miner should be recorded as an additional cost of the acquired enterprise, or as compensation for services to Jeff Meyers, we considered the following facts and circumstances, in accordance with the guidance provided in EITF 95-8:
1. Linkage of continuing employment and contingent consideration
     Jeff Meyers was the only selling shareholder that remained, and still is, an employee of the Company after the purchase of 70% of Miner & Miner. One of the documents delivered on the closing was an employment agreement executed by Jeff Meyers that provides that Jeff Meyers will continue to be employed as the President of Miner & Miner for an indefinite duration through at least to the end of the Measurement Period. Neither this employment agreement nor the SPA conditioned payment of the Contingent Consideration to Jeff Meyers on continued employment; we would have been contractually obligated under the SPA to pay him any payable Contingent Consideration even if his employment had terminated. Further, although Jeff Meyers was the only Seller who remained an employee, he was not the only Seller who received Contingent Consideration. The Dangermonds, who were not employees of Miner & Miner at the time of the transaction or during the Measurement Period, also received a portion of the Contingent Consideration.

Mr. Daniel Gordon
January 5, 2007

2. Duration of continuing employment
     Although the employment agreement states that Jeff Meyers will continue to be employed as the President of Miner & Miner through at least to the end of the Measurement Period, neither the employment agreement nor any other agreement states that the contingent consideration would be forfeited if Jeff Meyers’ employment terminated. Further, Jeff Meyers has been and continues to be an employee of Miner & Miner beyond the Measurement Period and after payment of the Contingent Consideration.
3. Level of compensation
     Jeff Meyers’ salary continued at the same level after the sale of Miner & Miner to Telvent, consistent with both past Miner & Miner practices and with similar positions in the industry. In addition, Jeff Meyers’ compensation as President of Miner & Miner is comparable to that of other executive vice presidents of Telvent, and at a reasonable level in comparison to other key Miner & Miner employees. If we consider the amount Jeff Meyers received for his minority interest in Miner & Miner as further compensation expense for services, his total compensation would be disproportionate when compared to other executive vice presidents of Telvent, and to similar positions in the industry.
4. Factors involving components of shareholder group
     EITF 95-8 provides that if selling shareholders who do not become employees receive lower contingent payments on a per share basis from what the selling shareholders who become employees of the combined enterprise receive, that fact may indicate that the incremental amount of contingent payments to the selling shareholders who become employees is compensation. In addition, EITF 95-8 states that if all selling shareholders receive the same amount of contingent consideration on a per share basis, that fact may indicate that the contingent payments are additional purchase price.
     When analyzing this point, we considered the Meyers family as one shareholder group, since Charles Meyers is the father of Jeff Meyers and Roger Meyers, and the Dangermonds as another. Although they chose to structure the transaction so that Charles and Roger Meyers sold all of their shares at the original closing and the Remaining Shares were held by Jeff Meyers, in accordance with EITF 02-5, Definition of “Common Control” in Relation to FASB Statement No. 141, we considered Miner & Miner to be held by one common control group because of their immediate family relationship.
     The Dangermonds received Contingent Consideration calculated and payable on the same formula as Jeff Meyers (subject to the cap described above). As mentioned above, neither of them were employees or directors of Miner & Miner. When considering the Meyers shareholders as one shareholder group, originally owning 80.3% of Miner & Miner, the total contingent payment received by the Dangermonds was proportionate to their percentage of shares originally held. Furthermore, the distribution of the contingent payment was not due to employment considerations but rather due to the negotiations between two shareholding groups,

Mr. Daniel Gordon
January 5, 2007

one of which held over 80% of the company stock and the other which held less than 20% of the company stock. The cap was an arrangement that was made between Jeff Meyers and the Dangermonds. Therefore, we do not know what their reasons were for making that arrangement or whether there were any other agreements between them. Telvent was not party to the determination of the cap or the amount to be received by the Dangermonds. In addition, we are unaware of any distribution that may have been made of the contingent payment received by Jeff Meyers to Charles or Roger Meyers.
5. Factors involving reasons and formula for determining contingent payment provisions
     EITF 95-8 states that understanding the reasons why the acquisition agreement includes a provision for contingent payments may be helpful in assessing the substance of the arrangement. In addition, EITF 95-8 states that the formula used to determine the contingent payment also is helpful in assessing the substance of the arrangement. Telvent’s goal was to obtain a 100% interest in Miner & Miner. An original valuation of Miner & Miner was performed using discounted cash flow techniques, and based on such valuation, we determined the price for the purchase of our original 70% share in Miner & Miner. That original price was not acceptable to the selling shareholders, so as part of the negotiation of the Contingent Consideration for the Remaining Shares, a payment formula was determined based on a range of valuations of Miner & Miner depending on forecasts of future revenues and profitability. The Contingent Consideration was developed to bridge the valuation gap between the positions of Telvent and the selling shareholders.
6. Factors involving other agreements and issues
     We do not have any other arrangements with the Sellers that would indicate that some or all of the Contingent Consideration is in substance compensation for services received. While the SPA contains a non-competition agreement by Jeff, Charles and Roger Meyers, the time period of the restrictions in the non-competition agreement is not the same as the Measurement Period for the Contingent Consideration. We do not believe there is, nor did we intend there to be, any linkage between the contingent consideration and the non-competition agreement.
     Based on this analysis, we concluded that the amount paid to purchase the 30% minority interest in Miner & Miner was not paid as compensation to Jeff Meyers, but rather as a payment to two groups of selling shareholders to obtain the remaining minority interest in one of our subsidiaries. Such consideration was paid in proportion to the shareholders’ original ownership interests, regardless of whether any shareholder remained as an employee of Miner & Miner or Telvent. In accordance with EITF 95-8, the tying of the employment contract term to the receipt of the contingent consideration is the strongest indicator of compensation for post combination employment. In this case there is no such linkage. Therefore, after due consideration, this payment was recorded as additional purchase price, and not compensation expense. Such

Mr. Daniel Gordon
January 5, 2007

purchase price has been allocated to identifiable assets and liabilities in accordance with SFAS 141, Business Combinations.
* * *
     In connection with the foregoing responses, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of disclosure in the filing;

•	Comments of the Securities and Exchange Commission (“SEC”) staff or changes to disclosure in response to such staff comments does not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert comments of the SEC staff as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States of America.
     If you have further questions or comments regarding, or require further information or clarification of, any of the items responded to in this letter or if the Securities and Exchange Commission (“SEC”) has any questions with respect to Telvent’s Annual Report or other filings with the SEC, please contact Laura Nemeth, Squire, Sanders & Dempsey L.L.P., 127 Public Square, 4900 Key Tower, Cleveland, OH 44114-1304, at (216) 479-8552, fax at (216) 479-8780, or by email at lnemeth@ssd.com, and send a copy to Barbara Zubiria, Telvent GIT, S.A. Valgrande, 6, 28108 Alcobendas, Madrid, Spain at +34 902 33 55 99, fax at +34 (91) 714 7003 or by email at barbara.zubiria@telvent.abengoa.com.

Sincerely,

/s/ Manuel Sánchez

Name: Manuel Sánchez Title: Chief Executive Officer